SECURITIES AND EXCHANGE COMMISSION
                          450 North Fifth Street, N. W.
                             Washington, D. C. 20549

                             _______________________

                                   FORM U-3A-2

                                                                 File No. 69-262


Statement by Holding Company Claiming Exemption Under Rule U-3A-2 From the Provisions of the Public Utility Holding Company Act of 1935.


                           NATIONAL GAS & OIL COMPANY
          ____________________________________________________________
                                (Name of company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, state or organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          National Gas & Oil Company (claimant) is incorporated in the State of Ohio and is located at 1500 Granville Road, Newark, Ohio 43055.

          Claimant is a holding company, holding:

          (1) 100% of the common stock of National Gas & Oil Corporation ("National Gas") an intrastate gas public utility engaged in the distribution of natural gas in East Central Ohio.

          (2) 100% of the common stock of Producers Gas Sales, Inc. ("Producers Gas Sales"), a company engaged in the marketing of natural gas from off-system suppliers to off-system customers.

          (3) 100% of the common stock of NGO Development Corporation ("NGO Development"), an oil and gas production and development company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

               The claimant was organized on March 24, 1981 for the purpose of serving as the holding company for National Gas & Oil Corporation, National Production Corporation, which has been merged into NGO Development Corporation, Producers Gas Sales, Inc., NGO Development Corporation, Coshocton Energy Corporation, a subsidiary of NGO Development which was merged into NGO Development effective January 1, 1995, and any other future subsidiaries. It holds the shares of stock of the above named companies, cash, intercompany notes, two office, warehouse, shop buildings in Zanesville, Ohio and the corporate offices in Newark, Ohio.

               National Gas & Oil Corporation owns and operates a system consisting of approximately 1,318 miles of distribution, transmission and gathering mains, ranging in size from one inch to 16 inches in diameter. The mains are located on easements or private rights-of- way. In addition, the Company owns and operates five gathering compressor stations and one distribution (main line boost) compressor station consisting of 1,705 brake horsepower. Five of these compressor stations are situated on lands totaling 19.77 acres owned by National Gas.

               Complementing the above pipeline and compressor station facilities, National Gas also owns and operates three underground natural gas storage fields. These fields have a combined estimated reservoir capacity of 6,700,000 Mcf, and consist of 48 wells and six compressors, totaling 2,650 brake horsepower. The majority of the subsurface rights are held by lease with 955.39 acres held in fee.

               National Gas owns workhouses, garages, offices, shops and various metering and regulating buildings in its operating area. These facilities are located on 35.42 acres and are owned in fee.

               NGO Development properties consist of 497 wholly or partly-owned producing gas and oil wells.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

          Distributed to retail customers 3,269,772 Mcf of natural gas in 1996.

     (b) Number of kwh. of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          In 1996, did not sell natural gas to any retail customers outside the State, pursuant to Federal Energy Regulatory Commission fuel oil displacement program 18CFR284.200 et seq.

     (c) Number of kwh. of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized, or at the State line.

          Neither sold or distributed natural or manufactured gas at wholesale outside of Ohio in 1996.

     (d) Number of kwh. of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the state line.

          Purchased from its interstate suppliers at the state line or within the boundary of Ohio, approximately 3,733,738 Mcf of natural gas.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Not applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Not applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          Not applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Not applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).


          Not applicable.

EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year are attached hereto and made a part hereof.


EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding- company system is not required with this filing.


                                    SIGNATURE

     The Company has caused this statement to be duly signed on its behalf by its authorized officer in the city of Newark and State of Ohio, on the 25th day of February, 1997.


        Attest:                             NATIONAL GAS & OIL COMPANY
                                          ______________________________
                                                 (Name of Company)


/s/ Melinda H. Embrey                  By   /s/ John B. Denison
______________________________              ______________________________
    Melinda H. Embrey                           John B. Denison, Vice
                                                President and Secretary


     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed: John B. Denison, Vice President and Secretary, 1500 Granville Road, P. O. Box 4970, Newark, Ohio 43058-4970.

                           NATIONAL GAS & OIL COMPANY
                          CONSOLIDATED INCOME STATEMENT
                         FOR THE YEAR ENDED DECEMBER 31



                                      1996             1995          Variation
                                 ------------     ------------     ------------

OPERATING REVENUE                $ 61,072,324     $ 48,118,835     $ 12,953,489

OPERATING EXPENSE
  PURCHASED GAS                    39,195,754       27,111,748       12,084,006
  OPERATION & MAINTENANCE           8,878,355        9,045,033         (166,678)
  DEPRECIATION & DEPLETION          3,552,756        3,437,538          115,218
  GENERAL TAXES                     3,400,911        3,303,802           97,109
  INTEREST CHARGES                    995,589          981,197           14,392
                                 ------------     ------------     ------------

  TOTAL OPERATING EXPENSES         56,023,365       43,879,318       12,144,047

OTHER INCOME                          598,100          186,753          411,347

INCOME BEFORE FIT                   5,647,059        4,426,270        1,220,789

FEDERAL INCOME TAXES                1,727,420        1,195,900          531,520
                                 ------------     ------------     ------------

NET INCOME                       $  3,919,639     $  3,230,370          689,269
                                 ============     ============     ============

EARNINGS PER SHARE               $       0.56     $       0.46     $       0.10
                                 ============     ============     ============

AVERAGE SHARES OUTSTANDING          7,058,797        7,065,480                0
                                 ============     ============     ============

                         NATIONAL GAS & OIL CORPORATION
                                INCOME STATEMENT
                          FOR PERIOD ENDED DECEMBER 31


                                           1996             1995           Variation
                                      ------------     ------------      ------------
OPERATING REVENUES
  GAS SALES                           $ 22,443,498     $ 19,366,839      $  3,076,659
  TRANSPORTATION                         5,044,527        6,421,691        (1,377,164)
                                      ------------     ------------      ------------

    TOTAL OPERATING REVENUES            27,488,025       25,788,530         1,699,495

OPERATING EXPENSE
  OPERATION
    PURCHASED GAS                       11,289,814        9,963,718         1,326,096
    OTHER                                5,397,468        5,450,268           (52,800)
  MAINTENANCE                            1,008,869          981,492            27,377
  DEPRECIATION                           1,898,159        1,729,073           169,086
  GENERAL TAXES                          3,239,331        3,061,753           177,578
                                      ------------     ------------      ------------

    TOTAL OPERATING EXPENSES            22,833,641       21,186,304         1,647,337

OPERATING INCOME                         4,654,384        4,602,226            52,158

OTHER INCOME AND DEDUCTIONS
  INTEREST INCOME                           27,194           87,212           (60,018)
  INTERCOMPANY INTEREST INCOME             163,476           90,900            72,576
  OTHER                                     15,073          (44,857)           59,930
                                      ------------     ------------      ------------

    TOTAL OTHER INCOME
      & DEDUCTIONS                         205,743          133,255            72,488

INCOME BEFORE INTEREST CHARGES           4,860,127        4,735,481           124,646

INTEREST CHARGES
  SHORT-TERM DEBT                          157,417           38,405           119,012
  INTERCOMPANY INTEREST CHARGES                  0                0                 0
  LONG TERM DEBT INTEREST EXPENSE          397,800          397,800                 0
  OTHER                                     22,401           27,661            (5,260)
                                      ------------     ------------      ------------

    TOTAL INTEREST CHARGES                 577,618          463,866           113,752

INCOME BEFORE FEDERAL
  INCOME TAX                             4,282,509        4,271,615            10,894

FEDERAL INCOME TAX                       1,413,545        1,413,825              (280)
                                      ------------     ------------      ------------

NET INCOME                            $  2,868,964     $  2,857,790      $     11,174
                                      ============     ============      ============


                                                                          PAGE 3

                           NGO DEVELOPMENT CORPORATION
                          CONSOLIDATED INCOME STATEMENT
                         FOR THE YEAR ENDED DECEMBER 31


                                         1996             1995           Variation
                                    ------------     ------------      ------------
OPERATING REVENUE
  GAS SALES                         $ 31,207,610     $ 20,022,306      $ 11,185,304
  OIL SALES                              680,188          566,926           113,262
  SERVICE REVENUE                         42,585           36,126             6,459
  OTHER INCOME                           125,386           61,888            63,498
                                    ------------     ------------      ------------

    TOTAL OPERATING REVENUES          32,055,769       20,687,246        11,368,523

OPERATING EXPENSES
  OPERATION                            1,498,941        1,633,573          (134,632)
  DEPRECIATION                           365,578          351,845            13,733
  DEPLETION                            1,230,411        1,292,722           (62,311)
  AMORTIZATION                             5,393           11,052            (5,659)
  PURCHASED GAS                       26,175,889       15,521,065        10,654,824
GENERAL AND ADMINISTRATIVE               892,886          844,245            48,641
  GENERAL TAXES                          139,585          184,800           (45,215)
  INTERCOMPANY INTEREST CHARGES          132,490          205,519           (73,029)
  INTEREST CHARGES                       353,073          461,482          (108,409)
                                    ------------     ------------      ------------

    TOTAL OPERATING EXPENSES          30,794,246       20,506,303        10,287,943

INCOME FROM OPERATIONS                 1,261,523          180,943         1,080,580

FEDERAL INCOME TAXES                     278,828         (208,988)          487,816
                                    ------------     ------------      ------------



NET INCOME                          $    982,695     $    389,931      $    592,764
                                    ============     ============      ============


                                                                          PAGE 4

                            PRODUCERS GAS SALES, INC.
                                INCOME STATEMENT
                          FOR PERIOD ENDED DECEMBER 31



                                         1996             1995           Variation
                                     -----------      -----------      -----------
OPERATING REVENUES                   $ 8,020,021      $ 7,594,478      $   425,543

OPERATING EXPENSE
  PURCHASED GAS                        7,646,756        7,103,549          543,207
  TRANSPORTATION                         224,965           66,071          158,894
  STORAGE EXPENSE                        224,433          371,888         (147,455)
  GENERAL AND ADMINISTRATIVE             142,304          131,473           10,831
  GENERAL TAXES                           (5,040)          25,499          (30,539)
                                     -----------      -----------      -----------

    TOTAL OPERATING EXPENSES           8,233,418        7,698,480          534,938

INTEREST INCOME                           60,029           35,577           24,452

SHORT-TERM DEBT INTEREST EXPENSE          12,638                0           12,638

INTERCOMPANY INTEREST EXPENSE            168,113           97,062           71,051

OTHER INCOME                             232,851            5,128          227,723
                                     -----------      -----------      -----------

INCOME (Loss) BEFORE FEDERAL
  INCOME TAX                            (101,268)        (160,359)          59,091

FEDERAL INCOME TAX                       (34,431)         (54,522)          20,091
                                     -----------      -----------      -----------

NET INCOME (Loss)                    $   (66,837)     $  (105,837)     $    39,000
                                     ===========      ===========      ===========

                                      -9-

                           NATIONAL GAS & OIL COMPANY
                           CONSOLIDATED BALANCE SHEET
                                     ASSETS
                                DECEMBER 31, 1996



                                                    NATIONAL
                                                   GAS & OIL
                                                    COMPANY
                                                  CONSOLIDATED
                                                 --------------

PROPERTY, PLANT & EQUIPMENT                      $ 94,309,507
LESS ACCUMULATED DEPRECIATION                      33,128,375
                                                 ------------
  NET PROPERTY, PLANT & EQUIPMENT                  61,181,132

CURRENT ASSETS
  CASH                                                918,338
  SHORT TERM INVESTMENTS                            1,347,413
  ACCOUNTS RECEIVABLE - NET                        16,113,827
  GAS IN STORAGE                                    3,533,919
  TAX REFUND RECEIVABLE                             1,461,727
  MATERIALS & SUPPLIES                              1,137,342
  PREPAID TAXES                                     2,919,668
  UNRECOVERED GAS COST                              2,865,836
  PREPAID INSURANCE & OTHER                           229,792
  DEFERRED TAXES                                        2,668
                                                 ------------

    TOTAL CURRENT ASSETS                           30,530,530

OTHER ASSETS
  PREPAID FIT & OTHER                                 (72,634)
  DUE FROM RATEPAYERS                                 347,964
  INVESTMENT IN ALESTRA                               186,811
                                                 ------------

    TOTAL ASSETS                                 $ 92,173,803
                                                 ============

                                                                         PAGE 5A

                          CAPITALIZATION & LIABILITIES
                                DECEMBER 31, 1996



                                                     NATIONAL
                                                    GAS & OIL
                                                     COMPANY
                                                   CONSOLIDATED
                                                  --------------
CAPITALIZATION
  COMMON STOCK                                    $  7,223,403
  CAPITAL SURPLUS                                   33,138,432
  RETAINED EARNINGS                                  4,126,766
  TREASURY STOCK                                    (1,662,178)
                                                  ------------

    TOTAL CAPITALIZATION                            42,826,423

LONG TERM DEBT                                       9,742,924

CURRENT LIABILITIES
  CURRENT MATURITIES                                 1,833,324
  SHORT TERM BANK LOANS                              6,925,000
  ACCOUNTS PAYABLE                                  11,447,366
  ACCRUED TAXES                                      4,587,237
  RATE REFUNDS DUE CUSTOMERS                           (98,177)
  DEFERRED TAXES                                       591,469
  OTHER                                              1,331,011
                                                  ------------

    TOTAL CURRENT LIABILITIES                     $ 26,617,230

DEFERRED CREDITS
  DEFERRED COMPENSATION & OTHER                      3,479,672
  DEFERRED TAXES                                     8,262,483
  INVESTMENT TAX CREDITS                               986,304
  DUE TO RATEPAYERS                                    258,767
                                                  ------------

    TOTAL DEFERRED CREDITS                          12,987,226
                                                  ------------
TOTAL CAPITALIZATION & LIABILITIES                $ 92,173,803
                                                  ============

                         NATIONAL GAS & OIL CORPORATION
                                     ASSETS
                                DECEMBER 31, 1996



                                                    NATIONAL
                                                    GAS & OIL
                                                   CORPORATION
                                                 --------------

PROPERTY, PLANT & EQUIPMENT                      $ 65,635,251
LESS ACCUMULATED DEPRECIATION                      22,668,342
                                                 ------------
  NET PROPERTY, PLANT & EQUIPMENT                  42,966,909

CURRENT ASSETS
  CASH                                                 54,345
  ACCOUNTS RECEIVABLE - NET                         5,271,469
  GAS IN STORAGE                                    1,837,118
  TAX REFUND RECEIVABLE                             1,461,727
  MATERIALS & SUPPLIES                                881,285
  PREPAID TAXES                                     2,919,669
  UNRECOVERED GAS COST                              2,865,836
  PREPAID INSURANCE & OTHER                           305,107
  INTERCOMPANY ACCOUNTS                              (779,862)
                                                 ------------

    TOTAL CURRENT ASSETS                           14,816,694

OTHER ASSETS
  DUE FROM RATEPAYERS                                 347,964
                                                 ------------
    TOTAL ASSETS                                 $ 58,131,567
                                                 ============

                                                                         PAGE 6A


                         NATIONAL GAS & OIL CORPORATION
                          CAPITALIZATION & LIABILITIES
                                DECEMBER 31, 1996



                                                     NATIONAL
                                                    GAS & OIL
                                                   CORPORATION
                                                 --------------
CAPITALIZATION
  COMMON STOCK                                    $  2,003,266
  CAPITAL SURPLUS                                    4,530,743
  RETAINED EARNINGS                                 23,339,569
                                                  ------------

    TOTAL CAPITALIZATION                            29,873,578

LONG TERM DEBT                                       6,000,000

CURRENT LIABILITIES
  SHORT TERM BANK LOANS                              6,000,000
  ACCOUNTS PAYABLE                                   1,262,646
  ACCRUED TAXES                                      4,154,471
  RATE REFUNDS DUE CUSTOMERS                           (98,177)
  DEFERRED TAXES                                       591,469
  OTHER                                                995,897
                                                  ------------

    TOTAL CURRENT LIABILITIES                     $ 12,906,306

DEFERRED CREDITS
  DEFERRED COMPENSATION & OTHER                      3,413,290
  DEFERRED TAXES                                     4,731,493
  INVESTMENT TAX CREDITS                               948,133
  DUE TO RATEPAYERS                                    258,767
                                                  ------------

    TOTAL DEFERRED CREDITS                           9,351,683
                                                  ------------
TOTAL CAPITALIZATION & LIABILITIES                $ 58,131,567
                                                  ============

                            PRODUCERS GAS SALES, INC.
                                  BALANCE SHEET
                                     ASSETS
                                DECEMBER 31, 1996

                                                   PRODUCERS GAS
                                                    SALES, INC.
                                                 -----------------

PROPERTY, PLANT & EQUIPMENT                         $         0
LESS ACCUMULATED DEPRECIATION                                 0
LESS PROPERTY RELATED DEFERRED TAXES                          0
                                                    -----------

  NET PROPERTY, PLANT & EQUIPMENT                             0

CURRENT ASSETS
  CASH                                                  182,419
  SHORT TERM INVESTMENTS                                574,155
  ACCOUNTS RECEIVABLE - NET                           3,274,492
  GAS IN STORAGE                                      1,696,801
  PREPAID INSURANCE & OTHER                                 152
  INTERCOMPANY ACCOUNTS                                 (63,948)
                                                    -----------

    TOTAL ASSETS                                    $ 5,664,071
                                                    ===========

                                                                         PAGE 7A



                            PRODUCERS GAS SALES, INC.
                          CAPITALIZATION & LIABILITIES
                                DECEMBER 31, 1996


                                                 PRODUCERS GAS
                                                  SALES, INC.
                                                ---------------

CAPITALIZATION
  COMMON STOCK                                    $       500
  CAPITAL SURPLUS                                           0
  RETAINED EARNINGS                                   240,110
                                                  -----------

    TOTAL CAPITALIZATION                              240,610

LONG TERM DEBT                                              0

CURRENT LIABILITIES
  CURRENT MATURITIES                                        0
  SHORT TERM BANK LOANS                               925,000
  ACCOUNTS PAYABLE                                  4,526,625
  ACCRUED TAXES                                       (30,031)
  OTHER                                                 1,867
                                                  -----------

    TOTAL CURRENT LIABILITIES                       5,423,461


TOTAL CAPITALIZATION & LIABILITIES                $ 5,664,071
                                                  ===========

                           NGO DEVELOPMENT CORPORATION
                                  BALANCE SHEET
                                     ASSETS
                                DECEMBER 31, 1996

                                                      NGO
                                                  DEVELOPMENT
                                                  CORPORATION
                                                ---------------

PROPERTY, PLANT & EQUIPMENT                      $ 26,959,957
LESS ACCUMULATED DEPRECIATION                       9,701,071
                                                 ------------
  NET PROPERTY, PLANT & EQUIPMENT                  17,258,886

CURRENT ASSETS
  CASH                                                451,809
  SHORT TERM INVESTMENTS                              773,258
  ACCOUNTS RECEIVABLE - NET                         7,568,347
  MATERIALS & SUPPLIES                                256,057
  PREPAID INSURANCE & OTHER                           (76,366)
  INTERCOMPANY ACCOUNTS                            (2,802,041)
                                                 ------------

    TOTAL CURRENT ASSETS                            6,171,064

OTHER ASSETS
  PREPAID FIT & OTHER                                 (72,634)
  INVESTMENT IN ALESTRA                               186,811
                                                 ------------
    TOTAL ASSETS                                 $ 23,544,127
                                                 ============

                                                                         PAGE 8A



                           NGO DEVELOPMENT CORPORATION
                          CAPITALIZATION & LIABILITIES
                                DECEMBER 31, 1996



                                                      NGO
                                                  DEVELOPMENT
                                                  CORPORATION
                                                 -------------
CAPITALIZATION
  COMMON STOCK                                    $   100,000
  CAPITAL SURPLUS                                   2,271,826
  RETAINED EARNINGS                                 6,216,514
                                                  -----------

    TOTAL CAPITALIZATION                            8,588,340

LONG TERM DEBT                                      3,187,500

CURRENT LIABILITIES
  CURRENT MATURITIES                                1,800,000
  ACCOUNTS PAYABLE                                  5,657,211
  ACCRUED TAXES                                       358,380
  OTHER                                               321,951
                                                  -----------

    TOTAL CURRENT LIABILITIES                       8,137,542

DEFERRED CREDITS
  DEFERRED COMPENSATION & OTHER                        66,383
  DEFERRED TAXES                                    3,526,191
  INVESTMENT TAX CREDITS                               38,171
                                                  -----------

    TOTAL DEFERRED CREDITS                          3,630,745
                                                  -----------
TOTAL CAPITALIZATION & LIABILITIES                $23,544,127
                                                  ===========


                                      -17-